UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported): May 21, 2023

IRONWOOD PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34620	04-3404176
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File No.)	Identification No.)

100 Summer Street, Suite 2300

Boston, Massachusetts 02110

(Address of principal executive offices)

(617) 621-7722

Registrant’s telephone number, including area code:

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.001 par value per share	IRWD	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Transaction Agreement

On May 21, 2023, Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), entered into a Transaction Agreement (the “Transaction Agreement”) with VectivBio Holding AG, a corporation limited by shares organized under the laws of Switzerland (“VectivBio”).

Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, Ironwood has agreed to commence as promptly as reasonably practicable (and in any event within 10 days of the date of the Transaction Agreement), a cash tender offer (the “Offer”) to acquire all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share, of VectivBio (the “Shares”), at a price per share equal to $17.00, net to the seller in cash, without interest, and subject to deduction for any applicable withholding taxes (the “Offer Price”).

The Offer will remain open for 20 business days (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) from (and including) the date of commencement of the Offer, unless extended in accordance with the terms of the Transaction Agreement, including as required by the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Pursuant to the Transaction Agreement, Ironwood’s obligation to accept for payment (such time of acceptance, the “Acceptance Time”) and pay for any Shares tendered pursuant to the Offer is subject to customary conditions, including that: (i) prior to the expiration of the Offer, there be validly tendered and not withdrawn a number of Shares that represents at least one Share more than 80% of the then-outstanding Shares (excluding any Shares held by VectivBio or any of its subsidiaries) (the “Minimum Condition”); (ii) prior to the expiration of the Offer, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in respect of the transactions contemplated by the Transaction Agreement, shall have expired or been terminated; (iii) prior to the expiration of the Offer, the VectivBio shareholders shall have (x) effected an amendment to the articles of association of VectivBio removing certain limitations on the shareholders of VectivBio from registering or exercising, directly or indirectly, voting rights with respect to, Shares owned or represented thereby in excess of 18% of the share capital registered in the commercial register of the Canton of Basel-Stadt, Switzerland (the “Articles Amendment”) and (y) elected to the board of directors of VectivBio (the “VectivBio Board”) and its compensation committee certain individuals designated by Ironwood (the “Board Modification”), each as set forth in the Transaction Agreement; and (iv) certain other customary conditions set forth in the Transaction Agreement, including on Exhibit A of the Transaction Agreement.

Following the completion of the Offer and provided that at such time Ironwood directly or indirectly has acquired or controls at least 90% of the then outstanding Shares (excluding Shares held by VectivBio or any of its subsidiaries), Ironwood intends that, in accordance with the laws of Switzerland and a merger agreement expected to be entered into between Ironwood Pharmaceuticals GmbH, a limited liability company organized under the laws of Switzerland and a subsidiary of Ironwood (“Merger Sub”) and VectivBio, Merger Sub and VectivBio will consummate a statutory squeeze-out merger pursuant to which VectivBio will be merged with Merger Sub, and Merger Sub will continue as the surviving entity (the “Merger”). At the effective time of the Merger, each Share (other than Shares held by VectivBio or any of its subsidiaries immediately prior to the Acceptance Time) that is not validly tendered and accepted pursuant to the Offer or acquired by Ironwood after the Acceptance Time will thereupon be cancelled and converted into the right to receive the Offer Price.

At the Acceptance Time, each option to purchase Shares (each, a “VectivBio Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Acceptance Time shall be cancelled and, in exchange therefore, Ironwood shall pay to each former holder of any such cancelled VectivBio Stock Option promptly following the Acceptance Time an amount in cash (without interest, and subject to deduction for any applicable withholding taxes) equal to the product, rounded down to the nearest cent, of (i) the excess, if any, of the Offer Price over the exercise price per Share of such VectivBio Stock Option and (ii) the number of Shares subject to such VectivBio Stock Option. If the exercise price per Share of any VectivBio Stock Option is equal to or greater than the Offer Price, such VectivBio Stock Option shall be automatically cancelled for no consideration and shall have no further force or effect.

Additionally, at the Acceptance Time, (i) each Share subject to a repurchase option of VectivBio (each, a “VectivBio Restricted Share”) that is outstanding immediately prior to the Acceptance Time shall (w) automatically become fully vested upon the Offer having been declared unconditional in accordance with the terms of the applicable restricted share purchase agreements between VectivBio and holders of such VectivBio Restricted Shares, (x) shall be treated as fully vested five (5) Business Days prior to the Acceptance time by lifting any applicable transfer restrictions and removing any restrictive legends only for purposes of enabling each holder of VectivBio Restricted Shares to tender such VectivBio Restricted Shares in the Offer, (y) shall be subject to an obligation of such holder to tender (and not withdraw) in the Offer, and (z) shall be treated the same as all other Shares in accordance with the terms and conditions of the Offer (including by prompt payment without any escrow mechanics, and further including subject to deduction for any applicable withholding taxes), and (ii) each restricted share unit award covering Shares that vests based solely on the passage of time (each, a “VectivBio RSU Award”) that is outstanding immediately prior to the Acceptance Time shall automatically become fully vested and shall be cancelled and, in exchange therefore, Ironwood shall pay to each former holder of any such cancelled VectivBio RSU Award an amount in cash (without interest, and subject to deduction for any applicable withholding taxes) equal to the product, rounded down to the nearest cent, of (i) the Offer Price and (ii) the number of Shares subject to such VectivBio RSU Award as of immediately prior to the Acceptance Time promptly after the Acceptance Time.

The Transaction Agreement contains representations, warranties and covenants of Ironwood and VectivBio that are customary for a transaction of this nature, including, among others, using reasonable best efforts to take all such actions necessary, proper or advisable to consummate and make effective, in the most expeditions manner practical, the transactions contemplated thereby. Additionally, during the period from the date of the Transaction Agreement to the Acceptance Time, VectivBio has agreed to, subject to certain exceptions, (x) carry on its business in the ordinary course of business and in compliance with all applicable laws and (y) use commercially reasonable best efforts to preserve intact its business organization, preserve in good repair and condition its assets, permits, rights and properties, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors, and others having business dealings with VectivBio and its subsidiaries.

Subject to certain exceptions, during the period from the date of the Transaction Agreement through the Acceptance Time, VectivBio has also agreed not to directly or indirectly, publicly or otherwise, solicit, initiate, endorse, encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal (as defined in the Transaction Agreement), or any inquiry, proposal or offer that is reasonably likely to lead to, facilitate the making of or assist in the submission of any Acquisition Proposal, or take certain other restricted actions in connection therewith. Notwithstanding this limitation, prior to the Acceptance Time, subject to customary limitations and conditions, VectivBio may provide information to, and participate in discussions or negotiations with, a third party that has made a bona fide, written and unsolicited Acquisition Proposal that the VectivBio Board has determined in good faith (after consultation with outside legal counsel and financial advisors), either constitutes or is reasonable likely to lead to a Superior Proposal (as defined in the Transaction Agreement) and failure to take such action would reasonably be likely to result in a breach of its fiduciary duties to VectivBio and its shareholders.

The Transaction Agreement contains certain termination rights for each of Ironwood and VectivBio, including, among others, for the failure to consummate the Offer on or before October 31, 2023 (subject to extension through December 31, 2023 by Ironwood (in its sole discretion) in the event that certain conditions remain unsatisfied as of October 31, 2023, and through February 15, 2024 by Ironwood (in its sole discretion) in the event that certain conditions remain unsatisfied as of December 31, 2023, such date the “Outside Date”). If the Transaction Agreement is terminated under certain circumstances specified in the Transaction Agreement, including under specified circumstances in connection with VectivBio’s entry into a definitive written agreement with respect to a Superior Proposal or in connection with a change in recommendation by the VectivBio Board, VectivBio will be required to pay Ironwood a termination fee of $23,680,000. If the Transaction Agreement is terminated under certain circumstances specified in the Transaction Agreement, including under specified circumstances in connection with failure to satisfy the Minimum Condition, VectivBio will be required to pay Ironwood an amount equal to Ironwood’s fees and expenses incurred by Ironwood or on its behalf in connection with the Transaction Agreement and all other matters contemplated thereby, with such amount not to exceed $18,000,000 in the aggregate. In addition, if the Transaction Agreement is terminated under certain circumstances specified in the Transaction Agreement, including if the Acceptance Time has not occurred on or before the Outside Date and all conditions to the Offer have been satisfied other than (i) the Antitrust Condition (as defined in the Transaction Agreement) or (ii) solely to the extent such restraint arises under, is in respect of or is pursuant to any Antitrust Laws (as defined in the Transaction Agreement), any order, injunction, decision, directive or decree has been issued (and still be in effect) by any governmental entity preventing the consummation of the Offer, or any law shall have been enacted or deemed applicable to the Offer (and still be in effect) by any governmental entity that prohibits or makes illegal the consummation of the Offer, or there be instated and pending any litigation by any governmental entity seeking any Non-Required Remedy (as defined in the Transaction Agreement), Ironwood will be required to pay VectivBio a reverse termination fee of $59,200,000.

The Transaction Agreement has been approved by each of the VectivBio Board and the board of directors of Ironwood. The VectivBio Board unanimously recommends that shareholders of VectivBio accept the Offer and tender their Shares pursuant thereto.

The foregoing description of the Offer, the Merger and the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is attached hereto as Exhibit 2.1. The Transaction Agreement has been incorporated herein by reference to provide information regarding the terms of the Transaction Agreement and is not intended to modify or supplement any factual disclosures about VectivBio or Ironwood in any public reports filed with the SEC by VectivBio or Ironwood. In particular, the assertions embodied in the representations, warranties and covenants contained in the Transaction Agreement were made only for the purposes of the Transaction Agreement, were solely for the benefit of the parties to the Transaction Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure schedules provided by VectivBio to Ironwood in connection with the signing of the Transaction Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Transaction Agreement. Moreover, the representations and warranties in the Transaction Agreement were used for the purpose of allocating risk between VectivBio and Ironwood, rather than establishing matters of fact. Accordingly, the representations and warranties in the Transaction Agreement may not constitute the actual state of facts about VectivBio or Ironwood. The representations and warranties set forth in the Transaction Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the Transaction Agreement is included with this filing only to provide investors with information regarding the terms of the Transaction Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses.

Tender and Support Agreement

On May 21, 2023, in connection with the Transaction Agreement, Ironwood entered into a Tender and Support Agreement (the “Support Agreement”) with certain of VectivBio’s shareholders, executive officers and each of the members of the VectivBio Board (together, the “Supporting Shareholders”), pursuant to which each Supporting Shareholder agreed, among other things, to tender their Shares (including the Restricted Shares) in the Offer and vote their Shares (including the Restricted Shares) at any meeting of the shareholders of VectivBio (i) for, among other things, the approval and adoption of the Articles Amendment and the Board Modification, (ii) against any proposal or motion not recommended by the VectivBio Board that would be inconsistent with condition (c) set forth in Exhibit A of the Transaction Agreement, and (iii) against any change in the VectivBio Board (other than the re-elections proposed to the 2023 annual general meeting of shareholders of VectivBio and the Board Modification). As of May 21, 2023, the Supporting Shareholders owned an aggregate of approximately 28.6% of the Shares. The Supporting Shareholders’ obligations under the Support Agreement terminate in the event that the Transaction Agreement is terminated in accordance with its terms.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Support Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Revolving Credit Agreement

On May 21, 2023, in connection with the Transaction Agreement, Ironwood entered into a credit agreement (the “Revolving Credit Agreement”) with Wells Fargo Bank, National Association, as administrative agent (in such capacity, the “Agent”), collateral agent, a letter of credit issuer and a lender, and the other agents, lenders and letter of credit issuers parties thereto (the “Lenders”).

Pursuant to the Revolving Credit Agreement, the Lenders have provided to Ironwood a $500 million secured revolving credit facility (the “Revolving Credit Facility”), which includes a $10 million letter of credit subfacility. The Revolving Credit Facility is available upon consummation of the Offer until, and loans made thereunder will mature on, the earliest to occur of (i) May 21, 2027, (ii) the date that is 91 days prior to the stated maturity date of Ironwood’s existing convertible notes then outstanding, unless, in the case of clause (ii), Ironwood’s minimum liquidity equals or exceeds certain agreed levels or (iii) if the Offer is not consummated on or before the Outside Date, the fifth business day following the Outside Date. Ironwood may borrow under the Revolving Credit Facility for working capital and general corporate purposes, including the financing of transactions that are permitted under the Revolving Credit Agreement, including to finance a portion of the consideration payable under the Offer and the Merger.

Borrowings under the Revolving Credit Agreement will bear interest, at Ironwood’s option, at a rate equal to (i) Adjusted Term SOFR (as defined in Revolving Credit Agreement) in effect from time to time plus the applicable rate (ranging from 1.75% to 3.00%) or (ii) the highest of (x) the weighted average overnight Federal funds rate, as published by the Federal Reserve Bank of New York, plus one half of 1.0%, (y) the prime lending rate or (z) the one-month Adjusted Term SOFR plus 1.0% in effect from time to time plus the applicable rate (ranging from 0.75% to 2.00%). The applicable rates are based on Ironwood’s consolidated secured net leverage ratio at the time of the applicable borrowing. Ironwood’s consolidated secured net leverage ratio is the ratio of its total secured debt (which is calculated net of up to $100 million of Ironwood’s consolidated unrestricted cash) compared to its consolidated adjusted EBITDA. Interest on base rate loans is payable at the end of each calendar quarter. Interest on SOFR loans is payable at the end of each interest rate period or at the end of each three-month interval within an interest rate period if the period is longer than three months. Ironwood may prepay loans under the Revolving Credit Agreement at any time, without penalty, subject to certain notice requirements.

Commencing on the earlier of the consummation of the Offer or 120 days after the closing date of the Revolving Credit Agreement, Ironwood will also pay a quarterly commitment fee of 0.30% to 0.425% on the daily amount by which the commitments under the Revolving Credit Facility exceed the outstanding loans and letters of credit under the Revolving Credit Facility.

The loans and other obligations under the Revolving Credit Facility are secured by substantially all of Ironwood’s personal property, including a pledge of all the capital stock of subsidiaries held directly by Ironwood or any subsidiary that guarantees the Revolving Credit Facility following the closing date (which pledge, in the case of any foreign subsidiary, is limited to 65% of the voting stock), subject to certain customary exceptions and limitations. The Revolving Credit Agreement generally prohibits any other liens on the assets of Ironwood and its restricted subsidiaries, subject to certain exceptions as described in the Revolving Credit Agreement.

Under the terms of the Revolving Credit Agreement, Ironwood will be able to request an increase in the commitments or the addition of a term loan secured by a pari passu lien on the collateral of up to an additional amount equal to the greater of $200 million and 100% of trailing twelve month consolidated EBITDA upon satisfaction of customary conditions, including receipt of commitments from either new lenders or increased commitments from existing lenders.

The Revolving Credit Agreement contains certain covenants applicable to Ironwood and its Restricted Subsidiaries, including, without limitation, limitations on additional indebtedness, liens, various fundamental changes, dividends and distributions, investments (including acquisitions), transactions with affiliates, asset sales, prepayment of junior financing, changes in business and other limitations customary in senior secured credit facilities. In addition, Ironwood is required to maintain a maximum consolidated secured net leverage ratio of 3.00 to 1.00 and a minimum interest coverage ratio of 3.00 to 1.00, in each case at the end of each fiscal quarter. The Revolving Credit Agreement allows Ironwood to elect to increase the permitted maximum consolidated secured net leverage ratio to 3.50 to 1.00 for four fiscal quarters in the event it consummates an acquisition for consideration in excess of $50 million, subject to certain limitations on how often this election can be made. These covenants and limitations are more fully described in the Revolving Credit Agreement.

The Revolving Credit Agreement provides that events of default will exist in certain circumstances, including failure to make payment of principal or interest on the loans when required, failure to perform certain obligations under the Revolving Credit Agreement and related documents, defaults under certain other indebtedness, certain insolvency events, certain events arising under ERISA, a change of control and certain other events. Upon an event of default, the Agent with the consent of, or at the request of, the holders of more than 50% in principal amount of the loans and commitments, may terminate the commitments and accelerate the maturity of the loans and enforce certain other remedies under the Revolving Credit Agreement and the other loan documents.

The above description of the Revolving Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Revolving Credit Agreement, which is attached hereto as Exhibit 10.1.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included under Item 1.01 above under the heading “Revolving Credit Agreement” is incorporated herein by reference.

Item 8.01	Other Events.

On May 22, 2023, Ironwood and VectivBio issued a joint press release announcing the execution of the Transaction Agreement and certain other information. Also on May 22, 2023, Ironwood held a conference call to discuss, among other things, the announcement and execution of the Transaction Agreement and certain other information. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Transaction Agreement, dated May 21, 2023, by and between Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG
10.1*	Credit Agreement, dated May 21, 2023, by and among Ironwood Pharmaceuticals, Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent, collateral agent, a letter of credit issuer and a lender, and the other agents, lenders and letter of credit issuers parties thereto
99.1	Tender and Support Agreement, dated May 21, 2023, by and among Ironwood Pharmaceuticals, Inc. and certain shareholders of VectivBio Holding AG
99.2	Joint Press Release, dated May 22, 2023, of Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG
104	Cover page Interactive Data File (embedded within the Inline XBRL document)

* Schedules and exhibits to the Transaction Agreement and the Credit Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Ironwood will furnish copies of any such schedules and exhibits to the SEC upon request.

Additional Information and Where to Find It

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any of VectivBio’s ordinary shares. The tender offer for VectivBio’s outstanding ordinary shares described in this communication has not commenced. At the time the tender offer is commenced, Ironwood will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and VectivBio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to VectivBio’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements,” including those regarding the expected nature, timing and benefits of the transaction. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause Ironwood’s or VectivBio’s actual results to differ materially from the expectations expressed in the forward-looking statements. Although Ironwood and VectivBio believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Ironwood, VectivBio or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Ironwood may not receive sufficient number of shares tendered from VectivBio stockholders to complete the tender offer prior to the outside date set forth in the Transaction Agreement and the receipt of required regulatory approvals; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Ironwood and VectivBio to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Ironwood or VectivBio; (5) the ability of Ironwood and/or VectivBio to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the prospects, including clinical development, regulatory approvals, and commercial potential of apraglutide; (10) Ironwood’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating VectivBio with its existing businesses; and (11) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in VectivBio’s Annual Report on Form 20-F for the year ended December 31, 2022, Ironwood’s Annual Report on Form 10-K for the year ended December 31, 2022 and Ironwood’s other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov). Ironwood and VectivBio can give no assurance that the conditions to the transaction will be satisfied. Neither Ironwood nor VectivBio undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 22, 2023	Ironwood Pharmaceuticals, Inc.

	By:	/s/ Thomas McCourt
Name: Thomas McCourt
Title: Chief Executive Officer